SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of January, 2014

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)

N/A

This Form 6-K consists of:

An announcement regarding the State Council's approval to the investigation report on the oil leakage and explosion accident involving the pipeline of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on January 12, 2014.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA PETROLEUM & CHEMICAL CORPORATION

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0386)

Announcement

The Board of Directors of China Petroleum & Chemical Corporation and its directors warrant that there are no material omissions, misrepresentations or misleading statements contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.

Reference is made to the announcement by China Petroleum & Chemical Corporation (the “Company”) dated 24 November 2013 (the “Announcement”). Early in the morning on 22 November 2013, the Company’s Donghuang II Pipeline located in Qingdao Economic and Technological Development Zone ruptured, resulting in oil leakage and some crude oil entered into the covered municipal drainage trench. On the same day at 10:25 a.m., explosion occurred inside the municipal drainage trench, resulting in a major accident causing casualties and injuries to surrounding pedestrians, residents and rescue team (the “Accident”, details of which are set out in the Announcement). The Accident caused 62 deaths and 136 injuries. The Company expressed its sincere condolences to the victims of the Accident and extended its deepest sympathy to the injured persons and their families. The Company has designated the 22nd day of each November as its Safe Production Day as a way to commemorate the deceased and remind the living of the importance of safety.

After the Accident, the Company promptly organized rescue, search, and clean-up work, dealt with the aftermath and actively cooperated with the investigation team of the State Council (the “Investigation Team”) to look into the Accident. At the same time, the Company made appropriate adjustments to its production to minimize the impact of the Accident on its production and operations.

In its recent approval to the investigation report on the Accident, the State Council (i) agreed with the investigation results reached by the Investigation Team and concluded the Accident to be human-induced, causing extremely serious consequences, and (ii) approved the proposal to take disciplinary actions against 48 persons from the Company and local government authorities who have been held responsible for the Accident, and to refer 15 persons who are suspected of committing crimes to judicial authorities for initiation of criminal prosecutions.

According to the investigation report by the Investigation Team, the direct causes of the Accident are: at the crossing point with the covered municipal drainage trench, corrosion weakened the underground pipeline and the pipeline ruptured, resulting in oil leakage and consequently, crude oil flowed into the covered municipal drainage trench and some deflected onto the road surface. After the leakage, rescue workers used hydraulic hammer to break the concrete trench cover slab, and sparks ignited the vapor in the trench and caused an explosion. The administrative causes of the Accident are: (i) China Petrochemical Corporation and its subsidiaries did not fully fulfill their principal responsibility of safe operations, did not comprehensively implement the identification and removal of potential hazards, and did not carry out on-site emergency response properly; and (ii) Shandong Province, Qingdao Municipality, Qingdao Economic and Technological Development Zone and other relevant local authorities did not organized work safety inspections in-depth or meticulously, and their functional departments for pipeline protection, city planning, municipal administration and safety supervisions did not carry out their duties properly and made mistakes in risk identification.

Among those who receive disciplinary penalties, the relevant directors, supervisors and senior management of the Company are: Fu Chengyu, Chairman, who is recorded a demerit on administration; Wang Tianpu, Vice Chairman, who is recorded a serious demerit on administration; Li Chunguang, President, who is recorded a serious demerit on administration and receives a severe warning as a member of the Communist Party of China; Wang Yongjian, Vice President and Chief Safety Officer is recorded a serious demerit on administration and removal from position; Yu Renming, Supervisor and Director General of Production and Operation Management Department, who is recorded a serious demerit on administration.

The investigation report by the Investigation Team is available on the website of State Administration of Work Safety.

The Company and its relevant directors, supervisors and senior management submit to the Investigation Team’s determination of responsibility for the Accident and accept the State Council’s decision on the penalties imposed on the relevant persons. The Company will learn the painful lessons from the Accident and will firmly uphold its position that development should not be at the cost of human life. It will also strictly implement safe production responsibilities and further strengthen the identification and removal of potential hazards in order to procure the safe operation of its production facilities.

According to the Investigation Team, the Accident has caused a direct economic loss of RMB 751.72 million. The Company will pay its share of the compensation with funds mainly from the SPI Fund (the Safe Production Insurance Fund maintained by China Petrochemical Corporation with the approval of relevant government authority for the purpose of providing insurance coverage to the enterprises and institutions owned by the Company) that the Company accumulated in the past years, as well as claims under the Business Catastrophe Insurance Policy that the Company maintains with a commercial insurance company.

The Company’s production, operation and financial position are currently stable.

By order of the Board Huang Wensheng Secretary to the Board of Directors

12 January 2014

As of the date of this notice, directors of the Company are: Fu Chengyu*, Wang Tianpu*, Zhang Yaocang*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Secretary to the Board of Directors

Date: January 13, 2014